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Exhibit 12.1

Intrepid Potash, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Intrepid Potash, Inc.
			Intrepid Mining LLC
	Three Months Ended March 31, 2009	April 25, 2008, Through December 31, 2008
			January 1, 2008, Through April 24, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Earnings:
Income from continuing operations before income taxes	$39,877	$157,765	$44,493	$29,684	$24,098	$32,614	$23,121
Additions:
Fixed charges	638	1,812	2,847	10,159	4,222	2,719	2,610
Amortization of capitalized interest	—	1	—	—	—	—	—

	638	1,813	2,847	10,159	4,222	2,719	2,610
Subtractions:
Capitalized interest	—	—	52	115	—	—	—

Earnings as adjusted	$40,515	$159,578	$47,288	$39,728	$28,320	$35,333	$25,731

Fixed charges:
Interest on indebtedness, expensed or capitalized	$78	$241	$2,197	$8,074	$3,053	$2,015	$2,191
Amortization of debt expense	55	151	89	264	107	111	98
Interest within rent expense	505	1,419	561	1,821	1,062	594	320

Total fixed charges	$638	$1,812	$2,847	$10,159	$4,222	$2,719	$2,610

Ratio of earnings to fixed charges	63.5	88.1	16.6	3.9	6.7	13.0	9.9

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  Exhibit 12.1